UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent” or “invoX Pharma”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new sentence is hereby added to the end of the fifth paragraph under the subsection entitled “—Tender Offer” on page 2:

“On September 15, 2022, Purchaser, Parent and Guarantor extended the Offer to 05:00 p.m., Eastern Time, on November 1, 2022, unless further extended.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

A new paragraph under the subsection entitled “—Extension of Offer Expiration Date” is hereby added as set forth below:

“On September 15, 2022, Purchaser, Parent and Guarantor extended the Offer to 05:00 p.m., Eastern Time, on November 1, 2022, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on September 19, 2022. The Expiration Date is being extended in order to allow additional time to obtain required regulatory approvals. The Depositary has advised Purchaser, Parent and Guarantor that, as of 5:00 p.m., Eastern Time, on September 14, 2022, 11,503,502 Shares had been tendered pursuant to the Offer, representing approximately 52.33% of the outstanding Shares, and approximately 195,900 Shares tendered pursuant to a notice of guaranteed delivery.”

Under the subsections entitled “—Regulatory Approvals—Foreign Investment in the United States” on page 49, the following sentence is hereby added at the end of such subsection, as set forth below:

“CFIUS has informed the Company that its review of the transaction will continue for an additional forty-five (45) calendar days, which may be further extended.”

Under the subsections entitled “—Regulatory Approvals—National Security and Investment Act” on page 49, the following sentence is hereby added at the end of such subsection, as set forth below:

“In mid-August, the ISU under the NSIA issued the parties a call-in notice resulting in an additional review period of thirty (30) working days, which may be further extended.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Eliot Forster, Ph.D.
Name: Eliot Forster, Ph.D.
Title: President and Chief Executive Officer

Dated: September 15, 2022

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